Filed by Ethyl Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: Ethyl Corporation
                                                  Commission File No. 333-113325


ETHYL SHAREHOLDERS APPROVE NEW CORPORATE STRUCTURE

Richmond, VA, May 27, 2004 - Voting at their annual meeting, Ethyl Corporation's (NYSE: EY) shareholders have approved the company's move to a holding company structure. As previously announced the new holding company will be named NewMarket Corporation. Upon completion of the transaction, which is anticipated to take place on or before July 1, 2004, each share of the current Ethyl common stock will automatically be converted into one share of NewMarket common stock. NewMarket Corporation is expected to be listed on the New York Stock Exchange under the ticker symbol "NEU".

Following the establishment of the holding company structure and an internal restructuring of its subsidiaries, NewMarket will become the parent company of two operating companies each managing its own assets and liabilities. Those companies are Afton Chemical Corporation (formerly named Ethyl Petroleum Additives, Inc.) which focuses on petroleum additive products; and Ethyl Corporation, representing certain manufacturing operations and the tetraethyl lead (TEL) business that inspired the original Ethyl name.

Discussing the new structure, President and CEO Thomas E. Gottwald said: "We believe that the creation of NewMarket effectively mirrors the way we have reported operations for many years. At the same time, we believe that it will add important strengths as we continue to pursue the goals of our management team: new customer solutions, increased shareholder value, and enhanced employee opportunity."

Gottwald added "we believe that the creation of NewMarket brings clarity to our operating structure and will establish a foundation for our future evolution. We believe the holding company will facilitate acquisitions and joint ventures, diversification into new markets and improve financing options. Through our transition to NewMarket, our commitment to our customers to deliver the most innovative, productive value-added solutions emphatically remains unchanged."

Forward-Looking Statements
--------------------------

Some of the information contained in this press release constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Ethyl's management believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from expectations.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: our ability to complete the holding company restructuring and internal subsidiary restructuring, timing of sales orders; gain or loss of significant customers; competition from other manufacturers; a significant rise in interest rates; resolution of environmental liabilities; changes in the demand for Ethyl's products; significant changes in new product introduction; increases in product cost; the impact of fluctuations in foreign

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exchange rates on reported results of operations; changes in various markets;
geopolitical risks in certain of the countries in which Ethyl conducts business; the impact of consolidation of the petroleum additives industry; and other factors detailed from time to time in the reports that Ethyl files with the Securities and Exchange Commission, including the risk factors in Item 7A, "Quantitative and Qualitative Disclosures About Market Risk" of Ethyl's 2003 Annual Report on Form 10-K, which is available to shareholders upon request.

CONTACT: Ethyl Corporation, Richmond
         Investor Relations
         David A. Fiorenza, 804-788-5555
         Fax:  804-788-5688
         Email:  investorrelations@ethyl.com

                                * * * * * * * * *

In connection with the merger that will establish the holding company formation, Ethyl has filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement and NewMarket has filed with the SEC a Registration Statement on Form S-4, each of which contains the definitive proxy statement of Ethyl and the prospectus of NewMarket. In addition, Ethyl and NewMarket will file other relevant documents concerning the merger with the SEC. The definitive proxy statement/prospectus was first mailed on or about April 22, 2004 to shareholders of Ethyl. We urge investors to read the definitive proxy statement/prospectus, and any other relevant documents to be filed with the SEC because they contain important information. Investors can obtain the documents free of charge at the SEC's website, http://www.sec.gov. In addition, documents filed by Ethyl and NewMarket with the SEC can be obtained by contacting Ethyl at the following address and telephone number: Ethyl Corporation, 330 South Fourth Street, Richmond, Virginia 23219, Attention: Corporate Secretary, telephone:
(804) 788-5000.